Exhibit 99.1

Notice

On October 26, 2010 and November 2, 2010, the board of directors of D. Medical Industries Ltd. (the "Company") approved resolutions relating, among other things, to compensation of the Company's Chief Executive Officer and the grant of options to executive officers, employees and consultants of the Company, as per the recommendation of the compensation committee of the board of directors, as follows:

(A) With respect to the compensation of Mr. Efraim Argaman, the Company's Chief Executive Officer: (i) an increase of his gross monthly salary from NIS 45,624 to NIS 55,780, linked to the Israeli Consumer Price Index as known on November 2, 2010; (ii) the grant of a bonus of NIS 240,000; and (iii) the grant of 56,700 options to purchase the Company's ordinary shares, par value NIS 0.32 per share, under the Company's 2005 option plan, at an exercise price of NIS 25.33 per share. The options will vest over a period of 4 years commencing on October 26, 2010 (the "Fixed Date"), such that one-eighth of the options will vest at the lapse of six months from the Fixed Date, and the rest will vest on a monthly basis, equally over a period of 42 months. The options will otherwise conform to the same terms of the options previously granted to Mr. Argaman, including those relating to acceleration of the vesting and exercise of options following termination of employment.

(B) The grant of a total of 337,100 options to purchase the Company's ordinary shares, par value NIS 0.32 per share, under the Company's 2005 option plan, to various executive officers, managers, other employees and consultants of the Company. Such options will vest over a period of 4 years commencing on October 26, 2010 and will otherwise be granted under the general terms of the Company's 2005 option plan and individual option agreements between the Company and the grantees. The options granted to Israeli employees/consultants will be granted at an exercise price of NIS 25.33 per share (except for one officer, who will receive a portion of his options at an exercise price of NIS 32.864), while options granted to non-Israeli employees/consultants will be granted at an exercise price of US$7 per share.

On October 25, 2010, the trading day immediately preceding the approval of the grant of options by the board of directors, the closing price of the Company's ordinary shares was $5.35 on NASDAQ and NIS 19.26 on the Tel-Aviv Stock Exchange.

Subject to the approval for listing of the Tel-Aviv Stock Exchange, a total of 393,800 options will be granted pursuant to these board resolutions (including the options to be granted to the Company's Chief Executive Officer), constituting 4.62% of the total number of shares and options outstanding as of the date of this report.